Exhibit 2.4

FORM OF EMPLOYEE MATTERS AGREEMENT
BY AND BETWEEN
SILVERSUN TECHNOLOGIES, INC.,
AND
SILVERSUN TECHNOLOGIES HOLDINGS, INC.

DATED AS OF [●]1

1	To be the date one day prior to the Distribution Date (as defined in the Investment Agreement).

SCHEDULES

Schedule 1.1(a)	Parent Benefit Plans
Schedule 1.1(b)	Parent Entities Employees

i

EMPLOYEE MATTERS AGREEMENT

This EMPLOYEE MATTERS AGREEMENT (this “Agreement”), dated as of [●], is by and between SilverSun Technologies, Inc., a Delaware corporation (“Parent”), and SilverSun Technologies Holdings, Inc., a Nevada corporation and direct wholly owned subsidiary of Parent (“SpinCo” and, together with Parent, the “Parties”).

RECITALS:

WHEREAS, Parent entered into that certain Investment Agreement, dated as of December 3, 2023 (the “Investment Agreement”) by and among Parent and the Investors (as defined in the Investment Agreement) thereto, pursuant to which Parent issued and sold to each Investor (as defined in the Investment Agreement) (a) that number of shares of Preferred Stock (as defined in the Investment Agreement) and (b) that number of Warrants (as defined in the Investment Agreement), in each case set forth opposite such Investor’s name in Schedule I to the Investment Agreement;

WHEREAS, Parent, acting through itself and its Subsidiaries, currently conducts the SpinCo Business;

WHEREAS, the board of directors of Parent (“Parent Board”) has determined that it is appropriate and desirable and in the best interests of Parent and its stockholders (a) to separate the SpinCo Business from Parent (the “Separation”) in accordance with the Plan of Reorganization, (b) subject to the terms and conditions set forth in the Separation and Distribution Agreement, dated as of the date hereof, by and between the Parties (the “Separation and Distribution Agreement”), at the Effective Time, to make a distribution to the holders of issued and outstanding shares of common stock, par value $0.00001 per share, of Parent (the “Parent Common Stock”) as of the Distribution Record Date, of all of the issued and outstanding shares of common stock, par value $0.0001 per share, of SpinCo (each such share is individually referred to as a “SpinCo Share” and collectively referred to as the “SpinCo Common Stock”), on the basis of the Distribution Ratio (the “Distribution”), and (c) subject to the terms and conditions set forth in the Separation and Distribution Agreement, at the Effective Time, to make a distribution to the holders of issued and outstanding shares of Parent Stock as of the Distribution Record Date of the Cash Dividend;

WHEREAS, SpinCo is, and prior to the Distribution will be, a direct wholly owned subsidiary of Parent;

WHEREAS, prior to the Distribution, in accordance with the Plan of Reorganization, Parent will contribute all of the issued and outstanding stock of the Transferred Entities to SpinCo, resulting in such entities being direct wholly owned Subsidiaries of SpinCo (the “Internal Contribution”);

WHEREAS, SpinCo and Parent have prepared, and SpinCo has filed with the SEC, the Registration Statement, which sets forth disclosures concerning SpinCo, the Separation and the Distribution;

WHEREAS, the Parent Board and the board of directors of SpinCo have each determined that the Internal Contribution, the Separation, the Distribution, the Cash Dividend and the other transactions contemplated by this Agreement, including the Ancillary Agreements (collectively, the “Transactions”) are in the best interests of their respective companies and stockholders, as applicable, and have approved this Agreement, the Transactions and each of the Ancillary Agreements;

WHEREAS, in order to effectuate the Separation and Distribution, Parent and SpinCo are entering into the Separation and Distribution Agreement;

WHEREAS, in addition to the matters addressed by the Separation and Distribution Agreement, the Parties desire to enter into this Agreement to set forth the terms and conditions of certain employment, compensation and benefit matters; and

WHEREAS, the Parties acknowledge that this Agreement, the Separation and Distribution Agreement and the other Ancillary Agreements represent the integrated agreement of Parent and SpinCo relating to the Separation and the Distribution, are being entered into together and would not have been entered into independently.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01. Definitions. For purposes of this Agreement (including the recitals hereof), the following terms have the following meanings, and capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Separation and Distribution Agreement.

“Agreement” shall have the meaning set forth in the Preamble to this Agreement and shall include all Schedules hereto and all amendments, modifications, and changes hereto entered into pursuant to Section 6.06.

“Ancillary Agreements” shall mean all of the written agreements, instruments, understandings, assignments or other arrangements (other than this Agreement) entered into by the Parties or any other members of their respective Groups (but only agreements as to which no Third-Party is a party) in connection with the Transactions, including the Separation and Distribution Agreement, the Transition Services Agreement (if any), the Tax Matters Agreement and the Transfer Documents.

“Benefit Plan” shall mean any contract, agreement, policy, practice, program, plan, trust, commitment or arrangement providing for benefits, perquisites or compensation of any nature from an employer to any Employee or Former Employee, or to any family member, dependent, or beneficiary of any such Employee or Former Employee, including cash or deferred arrangement plans, profit-sharing plans, post-employment programs, pension plans, supplemental pension plans, welfare plans, stock purchase, and contracts, agreements, policies, practices, programs, plans, trusts, commitments and arrangements providing for terms of employment, fringe benefits, severance benefits, change-in-control protections or benefits, life, accidental death and dismemberment, disability and accident insurance, tuition reimbursement, adoption assistance, travel reimbursement, vacation, sick, personal or bereavement days, leaves of absences and holidays; provided, that the term “Benefit Plan” does not include any government-sponsored benefits, such as workers’ compensation, unemployment or any similar plans, programs or policies or Individual Agreements.

“COBRA” shall mean the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985, as codified at Section 601 et seq. of ERISA and at Section 4980B of the Code and including all regulations promulgated thereunder.

“Code” shall have the meaning set forth in the Tax Matters Agreement.

“Director” shall mean (a) each nonemployee director of the Parent prior to the Closing and (b) each nonemployee director of SpinCo following the Closing.

“Distribution” shall have the meaning set forth in the Recitals.

“Employee” shall mean any Parent Entities Employee or SpinCo Entities Employee.

“ERISA” shall mean the U.S. Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Former Employee” shall mean any individual who is a former employee of Parent or any of its Subsidiaries or former Subsidiaries as of the Effective Time.

“Group” shall mean either the SpinCo Entities taken as a whole or the Parent Entities taken as a whole, as the context requires.

“Individual Agreement” shall mean any individual (a) employment contract, (b) retention, severance or change in control agreement or (c) other agreement containing restrictive covenants (including confidentiality, noncompetition and non-solicitation provisions) between a (i) Parent Entity or SpinCo Entity, on the one hand, and (ii) any Parent Entities Employee, SpinCo Entities Employee or Former Employee, on the other hand, in each case, as in effect immediately prior to the Effective Time.

“Internal Contribution” shall have the meaning set forth in the Recitals.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Benefit Plan” shall mean (a) the Parent New Equity Plan and (b) each other Benefit Plan that is listed on Schedule 1.01(a).2

“Parent Board” shall have the meaning set forth in the Recitals.

“Parent Common Stock” shall have the meaning set forth in the Recitals.

“Parent Entities Employees” shall mean the individuals listed on Schedule 1.01(b).3

“Parent New Equity Plan” shall mean the equity incentive plan of the Parent proposed by the Principal Investor (as defined in the Investment Agreement) and adopted by Parent after the date of the Investment Agreement as contemplated by the Investment Agreement.

“Parent Omnibus Plan” shall mean the SilverSun Technologies, Inc. 2019 Equity and Incentive Plan.

“Parent Option Award” shall mean an award of options to purchase shares of Parent Common Stock granted pursuant to the Parent Omnibus Plan at any time prior to the Effective Time (whether or not outstanding as of the Effective Time).

“Parties” shall have the meaning set forth in the Preamble.

“Separation” shall have the meaning set forth in the Recitals.

“Separation and Distribution Agreement” shall have the meaning set forth in the Recitals.

“SpinCo” shall have the meaning set forth in the Preamble.

“SpinCo Benefit Plan” shall mean any Benefit Plan established, sponsored, maintained or contributed to by any Parent Entity or SpinCo Entity, other than any Parent Benefit Plan.

“SpinCo Board” shall mean the Board of Directors of SpinCo.

“SpinCo Business” shall have the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Common Stock” shall have the meaning set forth in the Recitals.

“SpinCo Entities Employees” shall mean all the employees of the Parent Entities and the SpinCo Entities as of immediately prior to the Effective Time, other than the Parent Entities Employees.

“SpinCo Share” shall have the meaning set forth in the Recitals.

“U.S.” shall mean the United States of America.

“Welfare Plan” shall mean any “welfare plan” (as defined in Section 3(1) of ERISA) or a “cafeteria plan” under Section 125 of the Code and any benefits offered thereunder, and any other plan offering health benefits (including medical, prescription drug, dental, vision, mental health, substance abuse and retiree health), disability benefits or life, accidental death and dismemberment, and business travel insurance, pre-Tax premium conversion benefits, dependent care assistance programs, employee assistance programs, paid time off programs, contribution funding toward a health savings account, flexible spending accounts or severance.

2	Schedule to be provided by the Principal Investor (as defined in the Investment Agreement) prior to execution of this Agreement.
3	Schedule to be provided by the Principal Investor (as defined in the Investment Agreement) prior to execution of this Agreement.

ARTICLE II
GENERAL PRINCIPLES FOR ALLOCATION OF LIABILITIES

Section 2.01. General Principles.

(a) Acceptance and Assumption of SpinCo Liabilities. Except as otherwise provided by this Agreement, on or prior to the Effective Time, but in any case prior to the Distribution, SpinCo and certain SpinCo Entities designated by SpinCo shall accept, assume and agree faithfully to perform, discharge and fulfill all of the following Liabilities in accordance with their respective terms (each of which shall be considered a SpinCo Liability), regardless of when or where such Liabilities arose or arise, or whether the facts on which they are based occurred prior to, at or subsequent to the Effective Time, regardless of where or against whom such Liabilities are asserted or determined (including any Liabilities arising out of claims made by Parent’s or SpinCo’s respective directors, officers, Employees, Former Employees, agents, Subsidiaries or Affiliates against any Parent Entity or SpinCo Entity) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any Parent Entity or SpinCo Entity or any of their respective directors, officers, Employees, Former Employees, agents, Subsidiaries or Affiliates:

(i) any and all wages, salaries, incentive compensation, equity compensation, commissions, bonuses and any other employee compensation or benefits payable to or on behalf of any SpinCo Entities Employees and Former Employees, without regard to when such wages, salaries, incentive compensation, equity compensation, commissions, bonuses or other employee compensation or benefits are or may have been awarded or earned;

(ii) any and all Liabilities whatsoever with respect to claims under a (A) SpinCo Benefit Plan or (B) any Individual Agreement with any SpinCo Entities Employee or Former Employee;

(iii) any and all Liabilities arising out of, relating to or resulting from the employment, or termination of employment, of all SpinCo Entities Employees and Former Employees;

(iv) any and all Liabilities, including any Liabilities arising from any Action, relating to a Parent Option Award; and

(v) any and all Liabilities expressly assumed or retained by any SpinCo Entity pursuant to this Agreement.

(b) Acceptance and Assumption of Parent Liabilities. Except as otherwise provided by this Agreement, on or prior to the Effective Time, but in any case prior to the Distribution, Parent and certain Parent Entities designated by Parent shall accept, assume and agree faithfully to perform, discharge and fulfill all of the following Liabilities in accordance with their respective terms (each of which shall be considered a Parent Liability), regardless of when or where such Liabilities arose or arise, or whether the facts on which they are based occurred prior to, at or subsequent to the Effective Time, regardless of where or against whom such Liabilities are asserted or determined (including any Liabilities arising out of claims made by Parent’s or SpinCo’s respective directors, officers, Employees, Former Employees, agents, Subsidiaries or Affiliates against any member of the Parent Group or the SpinCo Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Parent Group or the SpinCo Group or any of their respective directors, officers, Employees, Former Employees, agents, Subsidiaries or Affiliates:

(i) any and all wages, salaries, incentive compensation, equity compensation, commissions, bonuses and any other employee compensation or benefits payable to or on behalf of any Parent Entities Employees after the Effective Time, without regard to when such wages, salaries, incentive compensation, equity compensation, commissions, bonuses or other employee compensation or benefits are or may have been awarded or earned;

(ii) any and all Liabilities whatsoever with respect to claims under (A) a Parent Benefit Plan or (B) any Individual Agreement with a Parent Entities Employee; and

(iii) any and all Liabilities arising out of, relating to or resulting from the employment, or termination of employment, of all Parent Entities Employees.

(c) Unaddressed Liabilities. To the extent that this Agreement does not address particular Liabilities under any Benefit Plan and the Parties later determine that they should be allocated in connection with the Distribution, the Parties shall agree in good faith on the allocation, taking into account the handling of comparable Liabilities under this Agreement.

(d) Non-U.S. Employees. SpinCo Entities Employees and Former Employees who are residents outside of the U.S. or otherwise are subject to non-U.S. Law and their related benefits and Liabilities shall be treated in the same manner as the SpinCo Entities Employees and Former Employees, respectively, who are residents of the U.S. and are not subject to non-U.S. Law. Notwithstanding anything in this Agreement to the contrary, all actions taken with respect to non-U.S. Employees or U.S. Employees working in non-U.S. jurisdictions, including any action under a Benefit Plan, shall be subject to and accomplished in accordance with applicable Law in the custom of the applicable jurisdictions and SpinCo may make such changes, modifications or amendments to the SpinCo Benefit Plans as may be required by applicable Law, vendor limitations or as are necessary to reflect the Separation.

Section 2.02. Service Credit Recognized by SpinCo and SpinCo Benefit Plans. As of the Effective Time, the SpinCo Benefit Plans shall, and SpinCo shall cause each SpinCo Entity to, recognize each SpinCo Entities Employee’s and each Former Employee’s full service with Parent or any of its Subsidiaries or predecessor entities at or before the Effective Time, to the same extent that such service was recognized by Parent for similar purposes prior to the Effective Time as if such full service had been performed for a SpinCo Entity, for purposes of eligibility, vesting and determination of level of benefits under any SpinCo Benefit Plans.

Section 2.03. No Duplication or Acceleration of Benefits. Notwithstanding anything to the contrary in this Agreement, the Separation and Distribution Agreement or any Ancillary Agreement, no participant in any Benefit Plan shall receive service credit or benefits or recognition of compensation or other factors to the extent that receipt of such service credit or benefits or recognition of compensation or other factors would result in duplication of benefits provided to such participant by the corresponding Benefit Plan or any other plan, program or arrangement sponsored or maintained by a member of the Group that sponsors the corresponding Benefit Plan. Furthermore, unless expressly provided for in this Agreement, the Separation and Distribution Agreement or in any Ancillary Agreement or required by applicable Law, no provision in this Agreement shall be construed to (a) create any right to accelerate vesting distributions or entitlements under any Benefit Plan sponsored or maintained by a Parent Entity or a SpinCo Entity on the part of any Employee or Former Employee or (b) limit the ability of a Parent Entity or a SpinCo Entity to amend, merge, modify, eliminate, reduce or otherwise alter in any respect any benefit under any Benefit Plan sponsored or maintained by a Parent Entity or a SpinCo Entity, respectively, or any trust, insurance policy or funding vehicle related thereto.

Section 2.04. Beneficiaries. References to Parent Entities Employees, SpinCo Entities Employees, Former Employees, and current and former nonemployee directors of either Parent or SpinCo shall be deemed to refer to their beneficiaries, dependents, survivors and alternate payees, as applicable.

ARTICLE III
ASSIGNMENT OF EMPLOYEES

Section 3.01. Active Employees.

(a) Assignment and Transfer of Employees. Effective as of no later than the Effective Time and except as otherwise agreed to by the Parties, (i) SpinCo shall have taken such actions as are necessary to ensure that each individual who is a SpinCo Entities Employee is employed by a SpinCo Entity and (ii) Parent shall have taken such actions as are necessary to ensure that each individual who is a Parent Entities Employee is employed by a Parent Entity. Each of the Parties agrees to execute, and to seek to have the applicable Employees execute, such documentation, if any, as may be necessary to reflect such assignment and/or transfer.

(b) At-Will Status. Nothing in this Agreement shall create any obligation on the part of any Parent Entity or any SpinCo Entity to (i) continue the employment of any Employee or permit the return from a leave of absence for any period after the Effective Time (except as required by applicable Law) or (ii) change the employment status of any Employee from “at-will,” to the extent that such Employee is an “at-will” employee under applicable Law. Except as provided in this Agreement, this Agreement shall not limit the ability of the Parent Entities or the SpinCo Entities to change the position, compensation or benefits of any Employees for performance-related, business or any other reason.

(c) Non-Compete, Severance, Change in Control, or Other Payments. The Parties acknowledge and agree that the Separation, the Distribution and the assignment, transfer or continuation of the employment of Employees as contemplated by this Section 3.01 shall not be deemed an involuntary termination of employment entitling any SpinCo Entities Employee to non-compete, severance, change in control, or other payments or benefits.

Section 3.02. Individual Agreements.

(a) Assignment by Parent. To the extent necessary, Parent shall assign, or cause an applicable Parent Entity to assign, to SpinCo or another SpinCo Entity, as designated by SpinCo, all Individual Agreements with SpinCo Entities Employees or Former Employees, with such assignment to be effective as of no later than the Effective Time; provided, that to the extent that assignment of any such Individual Agreement is not permitted by the terms of such agreement or by applicable Law, effective as of the Effective Time, each SpinCo Entity shall be considered to be a successor to Parent Entity for purposes of, and a third-party beneficiary with respect to, such Individual Agreement, such that each member of the SpinCo Group shall enjoy all the rights and benefits under such agreement (including rights and benefits as a third-party beneficiary).

(b) Assumption by SpinCo. Effective as of the Effective Time, SpinCo shall, or shall cause the other SpinCo Entities to, assume and honor each Individual Agreement with a SpinCo Entities Employee or Former Employee and all obligations thereunder.

ARTICLE IV
EQUITY, INCENTIVE AND EXECUTIVE COMPENSATION

Section 4.01. Termination of Parent Omnibus Plan. The Parent Omnibus Plan is hereby terminated effective as of immediately prior to Closing.

Section 4.02. Director Compensation. SpinCo shall be responsible for the payment of any outstanding unpaid fees for the service of a Director who was a nonemployee director on the Parent Board. SpinCo shall be responsible for the payment of any fees for the service of a Director who is a nonemployee director of SpinCo. Parent shall not have any responsibility for any payments to Directors described in this Section 4.02.

ARTICLE V
EMPLOYEE BENEFIT PLANS

Section 5.01. Welfare Plans. Effective as of the Effective Time and except as provided in Section 5.05, the SpinCo Entities (a) shall continue to retain (or assume as necessary) all SpinCo Welfare Plans and all outstanding Liabilities relating to, arising out of or resulting from health and welfare claims incurred by or on behalf of SpinCo Entities Employees and Former Employees and (b) shall be solely responsible for all Liabilities thereunder.

Section 5.02. COBRA. Effective as of the Effective Time, the SpinCo Entities shall continue to retain (or assume as necessary) responsibility for complying with, and providing coverage pursuant to, the health care continuation requirements of COBRA and the corresponding provisions of the SpinCo Welfare Plans with respect to any SpinCo Entities Employees or Former Employees (and their covered dependents) who experience a qualifying event under the SpinCo Welfare Plans before, as of or after the Effective Time. The Parties agree that the consummation of the transactions contemplated by the Separation and Distribution Agreement shall not constitute a COBRA qualifying event for any purpose of COBRA.

Section 5.03. Disability Plans. Effective as of the Effective Time, the SpinCo Entities shall assume and retain all Liabilities for disability with respect to any SpinCo Entities Employee or Former Employee.

Section 5.04. 401(k) Plan. Without limiting the generality of any other provision hereof, effective as of the Effective Time, the SpinCo Entities shall assume and retain all Liabilities with respect to the SWK Technologies 401(k) Profit Sharing Plan and Trust.

Section 5.05. Vacation, Holidays and Leaves of Absence. Effective as of the Effective Time, the SpinCo Entities shall assume (or retain, as applicable) all Liabilities with respect to vacation, holiday, annual leave or other leave of absence and required payments related thereto, for each SpinCo Entities Employee and Former Employee. The Parent Entities shall retain all Liabilities, if any, with respect to vacation, holiday, annual leave or other leave of absence and required payments related thereto, for each Parent Entities Employee.

Section 5.06. Workers’ Compensation. Effective as of the Effective Time, the SpinCo Entities shall assume or retain, as applicable, all Liabilities for workers compensation with respect to any Employee or Former Employee; provided, that with respect to Parent Employees, the SpinCo Entities shall assume and retain all Liabilities only with respect to the period prior to the Effective Time and only to the extent covered by insurance.

ARTICLE VI
MISCELLANEOUS

Section 6.01. Preservation of Rights to Amend. Except as set forth in this Agreement, the rights of each Parent Entity and each SpinCo Entity to amend, waive, or terminate any plan, arrangement, agreement, program or policy referred to herein shall not be limited in any way by this Agreement.

Section 6.02. Information Sharing and Access.

(a) Sharing of Information. Subject to any limitations imposed by applicable Law, each of Parent and SpinCo (acting directly or through the Parent Entities or the SpinCo Entities, respectively) shall provide to the other Party and its authorized agents and vendors all information necessary (including information for purposes of determining benefit eligibility, participation, vesting and calculation of benefits) on a timely basis under the circumstances for the Party to perform its duties under this Agreement. Such information shall include information relating to equity awards under stock plans. To the extent that such information is maintained by a third-party vendor, each Party shall use its commercially reasonable efforts to require the third-party vendor to provide the necessary information and assist in resolving discrepancies or obtaining missing data.

(b) Access to Records. To the extent not inconsistent with this Agreement, the Separation and Distribution Agreement or any applicable Law, including privacy protection Laws or regulations, reasonable access to Employee-related and Benefit Plan-related records after the Effective Time shall be provided to Parent Entities and SpinCo Entities pursuant to the terms and conditions of Article VII of the Separation and Distribution Agreement.

(c) Maintenance of Records. With respect to retaining and destroying all Employee-related information, Parent and SpinCo shall comply with Section 7.4 of the Separation and Distribution Agreement (Record Retention) and the requirements of applicable Law.

(d) Confidentiality. Notwithstanding anything in this Agreement to the contrary, all confidential records and data relating to Employees to be shared or transferred pursuant to this Agreement shall be subject to Section 7.2 of the Separation and Distribution Agreement (Confidentiality) and the requirements of applicable Law.

Section 6.03. Third-Party Beneficiaries. The provisions of this Agreement are solely for the benefit of the Parties and their respective Subsidiaries and Affiliates (including, with respect to Parent, the Parent Entities) and are not intended, and shall not be deemed, to confer upon any other Person any remedy, claim, Liability, reimbursement, cause of action or other right hereunder. For the avoidance of doubt, no current or former Employee, officer, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. Nothing in this Agreement is intended to amend any employee benefit plan or affect the applicable plan sponsor’s right to amend or terminate any employee benefit plan pursuant to the terms of such plan.

Section 6.04. Further Assurances. Each Party hereto shall take or cause to be taken any and all reasonable actions, including the execution, acknowledgment, filing and delivery of any and all documents and instruments that any other Party hereto may reasonably request to effect the intent and purpose of this Agreement and the transactions contemplated hereby.

Section 6.05. Dispute Resolution. The dispute resolution procedures set forth in Article IX of the Separation and Distribution Agreement shall apply to any dispute, controversy or claim arising out of or relating to this Agreement.

Section 6.06. Incorporation of Separation and Distribution Agreement Provisions. Article X of the Separation and Distribution Agreement (other than Section 10.2 (Ancillary Agreements) and Section 10.14 (Third-Party Beneficiaries)) is incorporated herein by reference and shall apply to this Agreement as if set forth herein mutatis mutandis.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Employee Matters Agreement to be executed by their duly authorized representatives as of the date first written above.

PARENT:

SilverSun Technologies, Inc.

By:
Name:	[●]
Title:	[●]

SPINCO:

SilverSun Technologies Holdings, Inc.

By:
Name:	[●]
Title:	[●]